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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                                 Autobytel, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    05275N106
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                                 (CUSIP Number)


     Stephen J. Clearman                      WITH COPY TO:
     Geocapital Partners, LLC                 Stephen T. Mears, Esq.
     Two Executive Drive, Suite 820           Testa, Hurwitz & Thibeault, LLP
     Fort Lee, NJ 07024                       125 High Street
     Tel: (201)461-9292                       Boston, Massachusetts 02110
                                              Tel: (617) 248-7000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 18, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 05275N106                     13D                          PAGE 2 OF 7
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Stephen J. Clearman
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[X]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF/AF

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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                                7    SOLE VOTING POWER
                                     401,696

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 1,236,003
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    401,696
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,236,003

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,637,699
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  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.3%
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  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
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CUSIP NO. 05275N106                     13D                          PAGE 3 OF 7
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $0.001 par value, of Autobytel, Inc. (the "Issuer"). The address of the Issuer's principal offices is 18872 MacArthur Boulevard, Irvine, CA 92612-1400.

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting person is Stephen J. Clearman.

          (b) The address of Stephen J. Clearman is c/o Geocapital Partners, LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024.

          (c) Stephen J. Clearman is a principal of Geocapital Partners, LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024. Geocapital Partners, LLC is a service provider/management company to a number of related venture capital fund limited partnerships. Mr. Clearman is also an indirect general partner of these venture capital fund limited partnerships.

          (d) During the five years prior to the date hereof, Stephen J. Clearman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, Stephen J. Clearman has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Stephen J. Clearman is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As of the date hereof, Stephen J. Clearman is the record holder of 401,696 shares of Common Stock (the "Record Shares"). The personal funds of Stephen J. Clearman were the source of funds for the purchase of the Record Shares. The Record Shares were all purchased on or prior to September 27, 2001. As of the date hereof, Geocapital IV, L.P., a Delaware limited partnership, is the record holder of 1,214,003 shares of Common Stock (the "Geocapital IV Record Shares"). In his capacity as an individual general partner of Geocapital IV Management, L.P., the sole general partner of Geocapital IV, L.P., Stephen J. Clearman may be deemed to beneficially own all of the Geocapital IV Record Shares. Geocapital IV, L.P. acquired the Geocapital IV Record Shares in 2001 in connection with the Issuer's acquisition of a portfolio company of Geocapital IV, L.P. The working capital of Geocapital IV, L.P. was the source of funds for the shares exchanged in such acquisition. As of the date hereof, Bridge Partners is the record holder of 22,000 shares of Common Stock (the "Bridge Partners Record Shares"). In his capacity as a partner of Bridge Partners, Stephen J. Clearman may be deemed to beneficially own all of the Bridge Partners Record Shares. The working capital of Bridge Partners was the source of funds for the purchase of the Bridge Partners Record Shares. The Bridge Partners Record Shares were all purchased on or prior to July 31, 2002. No part of the purchase price for the Record Shares, Geocapital IV Record Shares, or Bridge Partners Record Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

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CUSIP NO. 05275N106                     13D                          PAGE 4 OF 7
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Item 4.   Purpose of Transaction.
          ----------------------

          The Record Shares, the Geocapital IV Record Shares and the Bridge Partners Record Shares have been acquired for investment purposes. Mr. Clearman has previously reported ownership of the Record Shares and the Geocapital IV Record Shares on a Schedule 13G pursuant to Rule 13d-1(c). The Bridge Partners Record Shares were acquired after the date of such Schedule 13G. Stephen J. Clearman is filing this Schedule 13D as a result of his relationship to Lawrence
W. Lepard, who was appointed a director of the Issuer on September 18, 2002. Mr. Lepard is a general partner of Geocapital IV Management, L.P. and a partner of Bridge Partners. As a result of Mr. Lepard's recent appointment as a director, and Mr. Clearman's deemed beneficial ownership of the Geocapital IV Record Shares and Bridge Partners Record Shares, Mr. Clearman may be unable to continue to rely on the "passive investor" provisions of Rule 13d-1(c). Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Stephen J. Clearman, Bridge Partners, and Geocapital IV, L.P. may dispose of or acquire additional securities of the Issuer. Except as set forth above, Stephen J. Clearman has no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the date hereof, Stephen J. Clearman is the record holder of 401,696 shares of Common Stock (the "Record Shares"). As of the date hereof, Geocapital IV, L.P., a Delaware limited partnership, is the record holder of 1,214,003 shares of Common Stock (the "Geocapital IV Record Shares"). In his capacity as an individual general partner of Geocapital IV Management, L.P., the sole general partner of Geocapital IV, L.P., Stephen J. Clearman may be deemed to beneficially own all of the Geocapital IV Record Shares. As of the date hereof, Bridge Partners is the record holder of 22,000 shares of Common Stock (the "Bridge Partners Record Shares"). In his capacity as a partner of Bridge Partners, Stephen J. Clearman may be deemed to beneficially own all of the

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CUSIP NO. 05275N106                     13D                          PAGE 5 OF 7
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Bridge Partners Record Shares. Aggregating the Record Shares, the Geocapital IV
Record Shares and the Bridge Partners Record Shares, Stephen J. Clearman may be deemed to beneficially own 1,637,699 shares of Common Stock.

          Based on the number of shares of Common Stock outstanding as reported in the Issuer's most recently filed Form 10-Q, Stephen J. Clearman may be deemed to beneficially own 5.3% of the Common Stock.

          Stephen J. Clearman expressly disclaims beneficial ownership of any of the Geocapital IV Record Shares and the Bridge Partners Record Shares.

          (b) Number of Shares as to which Stephen J. Clearman has:

               (i)    sole power to vote or to direct the vote:

                      401,696 shares of Common Stock

               (ii)   shared power to vote or to direct the vote:

                      1,236,003 shares of Common Stock

               (iii)  sole power to dispose or to direct the disposition:

                      401,696 shares of Common Stock

               (iv)   shared power to dispose or to direct the disposition:

                      1,236,003 shares of Common Stock.

          With respect to the Geocapital IV Record Shares and the Bridge Partners Record Shares, Stephen J. Clearman shares the power to vote or to direct the vote or to dispose or direct the disposition of 1,236,003 shares of Common Stock with Lawrence W. Lepard and Richard A. Vines.

          The address of Lawrence W. Lepard is c/o Geocapital Partners LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024. Lawrence W. Lepard is a principal of Geocapital Partners, LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024. Geocapital Partners, LLC is a service provider/management company to a number of related venture capital fund limited partnerships. Mr. Lepard is also an indirect general partner of these venture capital fund limited partnerships. Mr. Lepard has not been convicted in a criminal proceeding during the last five years. Mr. Lepard has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws during the last five years. Mr. Lepard is a citizen of the United States.

          The address of Richard A. Vines is c/o Geocapital Partners LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024. Richard A. Vines is a principal of Geocapital Partners, LLC, Two Executive Drive, Suite 820, Fort Lee, NJ 07024. Geocapital Partners, LLC is a service provider/management company to a number of related venture capital fund limited partnerships. Mr. Vines is also an indirect general partner of these venture capital fund limited partnerships. Mr. Vines has not been convicted in a criminal proceeding during the last five years. Mr. Vines has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws during the last five years. Mr. Vines is a citizen of the United States.

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CUSIP NO. 05275N106                     13D                          PAGE 6 OF 7
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          (c) Stephen J. Clearman and Geocapital IV, L.P. have not effected any transactions in the Common Stock during the last 60 days. Bridge Partners purchased 6,500 shares of the Issuer's Common Stock on July 31, 2002 in an open market purchase, at an average price of $1.90 per share. Bridge Partners purchased 3,500 shares of the Issuer's Common Stock on July 29, 2002 in an open market purchase, at an average price of $1.90 per share.

          (d) No person other than the record holder is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares that may be beneficially owned by Stephen J. Clearman.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

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CUSIP NO. 05275N106                     13D                          PAGE 7 OF 7
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2002


/S/ Stephen J. Clearman
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Stephen J. Clearman